FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Declares Quarterly Dividend

Toronto, Ontario (September 1, 2020) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that the Company’s Board of Directors has declared a quarterly dividend of US$0.015 per common share. The Company has paid dividends for 11 consecutive years during which time $179 million has been returned to shareholders through dividends and share buybacks.

The dividend is payable on September 30, 2020 to shareholders of record as of the close of business on September 16, 2020. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes.

Dividend Reinvestment and Share Purchase Plan

The Company has implemented a dividend reinvestment and share purchase plan (“DRIP”). This gives shareholders the option of increasing their investment in Alamos, at a discount to the prevailing market price and without incurring any transaction costs, by electing to receive common shares in place of cash dividends. For shareholders that elect to participate in the DRIP, common shares will be issued from treasury at a 3% discount to the prevailing market price.

Shareholders who elect to participate in the DRIP will also have the option of acquiring additional common shares in the Company (subject to limitations) at the same 3% discount to the prevailing market price, and without incurring additional transaction costs.

Enrollment in the DRIP is optional. Further information on the plan, including the forms needed to enroll are available on the Company’s website at http://www.alamosgold.com/investors/Dividend-Reinvestment-Plan. In order to be eligible to participate in the September 30, 2020 dividend, enrollment must be completed by 4:00 pm EST on the fifth business day prior to the September 16, 2020 dividend record date.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Cautionary Note Regarding Forward Looking Statements
Certain of the statements made and information contained herein, other than statements of historical fact and historical information, is "forward-looking information" within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "will", "may", “potential” or variations of such words that certain actions, events or results "could” "might" or "will" occur or be achieved. Forward-looking statements in this press release include information regarding planned dividend payments. The declaration and payment of dividends remains at the discretion of the Board of Directors and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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